Explanation of the report about the Company's forecast for 2013

 Date of events: 2012/12/27

 Contents:

 1. Name of the reporting media: Commercial Times

2. Date of the report:2012/12/27

3. Content of the report: Chunghwa to target a modest increase of revenue to NT$191.8 billion in 2013.

4. Summary of the information provided by investors: None

5. Company's explanation of the reportage or provided information: The Company has not completed its forecast for 2013 yet. The relevant information will be announced after all internal process completed.

6. Countermeasures: None

7. Any other matters that need to be specified: None